OMB APPROVAL
OMB Number:	3235-0145
Expires:	February 28, 2009
Estimated average burden
hours per response	15

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934
(Amendment No. 6)*

GETTY IMAGES, INC.
(Name of Issuer)

Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)

374276 10 3
(CUSIP Number)

Jan D. Moehl Getty Investments L.L.C. 5390 Kietzke Lane, Suite 202 Reno, Nevada 89511 (775) 412-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to:
Mark J. Jenness, Esq.
Sutton Place Investments
101 Huntington Avenue
Suite 2575
Boston, MA 02199-7669
(617) 217-3500

February 24, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 374276 10 3	13D

1	NAME OF REPORTING PERSONS Getty Investments L.L.C. 88-0369635
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMs 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,273,301
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,273,301
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,273,301
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Introductory Statement

This Amendment No. 6 on Schedule 13D (the “Amendment”) is being filed in connection with the announcement on February 25, 2008 by Getty Images, Inc., a Delaware corporation (the “Issuer”), that the Issuer entered into an Agreement and Plan of Merger, dated as of February 24, 2008 (the “Merger Agreement”), with Abe Investment, L.P., a Delaware limited partnership (“Parent”), and Abe Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”).  Parent and Merger Sub are affiliates of Hellman & Friedman LLC.

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”).  As a result of the Merger, the Issuer will become a wholly owned subsidiary of Parent and each outstanding share of the Issuer’s common stock, par value $0.01 per share (the “Shares”), will be converted into the right to receive $34.00 in cash (the “Merger Consideration”), without interest, other than (a) Shares held by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law and (b) Shares held by Parent or any of its subsidiaries, including Shares to be contributed to Parent by Getty Investments L.L.C., a Delaware limited liability company (“Getty Investments”), Mark H. Getty (the Issuer’s Chairman of the Board and co-founder), The October 1993 Trust, Cheyne Walk Trust and Ronald Family Trust B (together with Getty Investments, the “Rollover Investors”) immediately prior to the completion of the Merger.

Concurrently with the Issuer’s entry into the Merger Agreement, the Rollover Investors entered into a letter agreement with Parent (the “Rollover Equity Commitment Letter”) pursuant to which the Rollover Investors agreed to contribute all of their Shares to Parent immediately prior to the effective time of the Merger in exchange for newly issued limited partnership units of Parent to be issued at a per unit value equal to the Merger Consideration (and valuing the contributed Shares at an amount per share equal to the Merger Consideration).  In addition to the Rollover Equity Commitment Letter, Getty Investments and certain other parties also entered into the Voting Agreement, the Interim Investor Agreement, the Waiver and Amendment, the Foreign Filing Agreement and the Fifth Amendment, (together with the Rollover Equity Commitment Letter, the “Ancillary Agreements”), each as defined and described in more detail below.  For purposes of this Amendment, the Merger Agreement and the Ancillary Agreements are referred to collectively as the “Transaction Documents”.

This Amendment is being filed by Getty Investments to amend and supplement certain portions of (i) the Schedule 13D filed on February 19, 1998 (the “Original Filing”), as amended by (ii) Amendment No. 1 thereto filed on December 9, 1999, (iii) Amendment No. 2 thereto filed on December 22, 1999, (iv) Amendment No. 3 thereto filed on October 15, 2003, (v) Amendment No. 4 thereto filed on October 5, 2006 and (vi) Amendment No. 5 thereto filed on September 28, 2007 (collectively, the “Prior Filings”) with the Securities and Exchange Commission (the “Commission”) relating to the Shares.  The Schedule 13D is hereby amended and supplemented by Getty Investments as set forth below in this Amendment.

Item 4.  Purpose of Transaction

The disclosure in Item 4 is hereby amended to include the following:

The Rollover Investors have agreed to vote their Shares in favor of the Merger and the adoption of the Merger Agreement and against any other Takeover Proposal (as defined in the Merger Agreement).  In exchange for newly issued limited partnership units of Parent, the Rollover Investors also have agreed to contribute their Shares of the Issuer’s common stock to Parent immediately prior to the Merger.  Following the consummation of the Merger, the Shares will cease to be listed on the New York Stock Exchange and will cease to be registered under the Securities Act of 1934, as amended.  In connection with the Merger Agreement, the Rollover Investors entered into the Ancillary Agreements described in Item 6 below.  The Merger and the Transaction Documents are described in this Amendment under “Introduction” above and under Item 6 below, which disclosure is incorporated by reference in this Item 4.

Item 5.  Interest in Securities of Issuer

The disclosure in Item 5 is hereby amended and restated in its entirety as follows:

Based on the most recent information available to Getty Investments, Getty Investments is deemed to beneficially own the number of Shares and the percentage of outstanding Shares listed in the responses to Items 11 and 13, respectively, on the cover page filed herewith, and such responses are incorporated by reference herein.

The following individuals listed on Schedule I to Amendment No. 5 are beneficial owners of Shares with respect to which Getty Investments disclaims beneficial ownership:

Mark H. Getty is the holder of 15,000 Shares.  Mr. Getty received a restricted stock unit award of 1,998 Shares from the issuer on June 14, 2007.  The restricted stock awarded on June 14, 2007 will vest as follows: 500 Shares on May 1, 2008; 500 Shares on May 1, 2009; 499 Shares on May 1, 2010; and 499 Shares on May 1, 2011.  In addition, he is the beneficial owner of an additional 446,350 Shares that he may acquire through The Options Settlement, a revocable grantor trust of which he is the primary beneficiary, on the exercise of outstanding options held by The Options Settlement that presently are exercisable.  He has sole power to vote (or direct the vote of) and sole power to dispose of (or direct the disposition of) all such Shares.  He also may be deemed to be the beneficial owner of the following Shares: 622,602 Shares held by RBC Trustees (CI) Limited as Trustee of The October 1993 Trust; 24,377 Shares held by Cheyne Walk Trust; and 7,313 Shares held by Ronald Family Trust B.

Jonathan D. Klein, who is a director of Getty Investments and a director and the chief executive officer of the Issuer, is the beneficial owner of 537,000 Shares as well as an additional 878,500 Shares that he may acquire through the exercise of options.  He has sole power to vote (or direct the vote of) and sole power to dispose of (or direct the disposition of) all such Shares.  He also may be deemed to be the beneficial owner of the following Shares: 900 Shares held by his children, for which he disclaims beneficial ownership, and 101,002 Shares held by the JD Klein Family Settlement Trust.  On January  3, 2008, Mr. Klein received a restricted stock unit award of 87,500 Shares from the Issuer pursuant to the share match program established by the amended and restated employment agreement between the Issuer and Mr. Klein executed September 7, 2007.  The restricted stock awarded on January 3, 2008 will vest as follows: 21,875 Shares on January 3, 2009; 21,875 Shares on January 3, 2010; 21,875 Shares on January 3, 2011; and 21,875 Shares on January 3, 2012.  The vesting of the restricted stock awarded on January 3, 2008 also is subject to performance targets established or to be established by the Compensation Committee of the Issuer’s board of directors as well as holding requirements.

Tara G. Getty, a director of Getty Investments, is the beneficial owner of 1,650 Shares.  He has the sole power to vote (or direct the vote of) and sole power to dispose of (or direct the disposition of) all such Shares.

Pierre du Preez, a director of Getty Investments, is the beneficial owner of no Shares.

Alexander Waibel, a director of Getty Investments, is the beneficial owner of no Shares.

Jan D. Moehl, the sole officer of Getty Investments, is the beneficial owner of 23,500 Shares.  He shares, with Kathleen W. Moehl, the power to vote (or direct the vote of) and the power to dispose of (or direct the disposition of) all of such Shares.

Except as described herein, based on the most recent information available to Getty Investments, neither Getty Investments nor any person referred to above has acquired or disposed of, or entered into any other transaction with respect to, any Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure in Item 6 is hereby amended to include the following:

In connection with the Merger Agreement, the persons named below entered into the contracts described below:

Merger Agreement.  On February 24, 2008, the Issuer entered into the Merger Agreement with Parent and Merger Sub, affiliates of Hellman & Friedman LLC.  The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation.  As a result of the Merger, the Issuer will become a wholly owned subsidiary of Parent and each outstanding Share will be converted into the right to receive $34.00 in cash, without interest, other than (a) Shares held by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law and (b) Shares held by Parent or any of its subsidiaries, including Shares to be contributed to Parent by the Rollover Investors immediately prior to the completion of the Merger.  The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is listed as Exhibit 1 hereto and is incorporated in its entirety into this Item 6 by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on February 26, 2008.

Rollover Equity Commitment Letter.  In connection with the Merger, the Rollover Investors entered into the Rollover Equity Commitment Letter described under “Introduction” above.  The signatories agreed, upon the terms and subject to the conditions set forth in the Rollover Equity Commitment Letter, to transfer, contribute and deliver to Parent an aggregate of 8,942,593 Shares, representing all of their Shares immediately prior to the effective time in exchange for newly issued limited partnership units of Parent issued at a per unit value equal to the Merger Consideration (and valuing the contributed Shares at an amount per share equal to the Merger Consideration).  This summary of the Rollover Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Rollover Equity Commitment Letter, which is attached hereto as Exhibit 2 and incorporated by reference into this Item 6.

Voting Agreement.  The Rollover Investors executed the Voting Agreement, dated as of February 24, 2008, pursuant to which the signatories agreed, subject to certain conditions, to vote all of their Shares in favor of the adoption of the Merger Agreement and the transactions contemplated thereby and against any Takeover Proposal and any action that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated thereby or result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Issuer under the Merger Agreement.  Each signatory also agreed not to solicit any other takeover proposals or offers, or to discuss, endorse or enter into any agreement with respect to any other takeover proposal, subject to certain exceptions.  This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 3 and incorporated by reference in its entirety into this Item 6.

Interim Investor Agreement.  The Rollover Investors entered into the Interim Investors Agreement, dated as of February 24, 2008 (the “Interim Investors Agreement”), with Parent, Merger Sub and certain other affiliates of Hellman & Friedman LLC, which will govern certain aspects of their conduct in respect of the transactions contemplated by the Transaction Documents prior to the consummation of the Merger.  This summary of the Interim Investors Agreement does not purport to be complete and is qualified in its entirety by reference to the Interim Investors Agreement, which is attached hereto as Exhibit 4 and incorporated by reference in its entirety into this Item 6.

Waiver and Amendment.  Getty Investments entered into a Waiver and Amendment, dated February 24, 2008 (the “Waiver and Amendment”), to the Restated Option Agreement, dated February 9, 1998 (the “Trademark Option Agreement”), with the Issuer, Getty Communications Limited and Parent.  The Trademark Option Agreement is described in Item 6 of the Original Filing and attached thereto as Exhibit 7.6.  Pursuant to the Waiver and Amendment, effective as of the consummation of the Merger, Getty Investments waived its option to purchase, for a nominal sum, all rights to certain Getty Images trademarks and trademark applications and agreed to certain amendments to the Trademark Option Agreement in connection with the consummation of the Merger.  This summary of the Waiver and Amendment does not purport to be complete and is qualified in its entirety by reference to the Waiver and Amendment, which is attached hereto as Exhibit 5 and incorporated by reference in its entirety into this Item 6.

Foreign Filings Agreement.Getty Investments executed a letter agreement, dated as of February 24, 2008 (the “Foreign Filings Agreement”), with the Issuer relating to certain antitrust filing requirements in Germany.  Pursuant to the Foreign Filings Agreement, Getty Investments and the Issuer agreed to use their reasonable best efforts to promptly take all actions necessary, proper or advisable to obtain any approvals required under the German Act Against Restraints of Competition in connection with the transactions contemplated by the Transaction Documents.  This summary of the Foreign Filings Agreement does not purport to be complete and is qualified in its entirety by reference to the Foreign Filings Agreement, which is attached hereto as Exhibit 6 and incorporated by reference in its entirety into this Item 6.

Fifth Amendment.  Getty Investments, Mark H. Getty, Jonathan D. Klein, RBC Trustees (CI) Limited, as Trustee of The October 1993 Trust, Abacus Trust Company Limited, as Trustee of the JD Klein Family Settlement, and the Issuer executed a Fifth Amendment and Waiver to Stockholders’ Agreement, dated as of February 24, 2008 (the “Fifth Amendment”).  The Fifth Amendment amends the Stockholders’ Agreement, dated as of February 9, 1998, as amended, which is described in Item 6 of the Prior Filings.  The Stockholders’ Agreement and prior amendments thereto are attached as exhibits to the Prior Filings.  Pursuant to the Fifth Amendment, compliance with provisions of the Stockholders Agreement restricting or conditioning transfers of Shares by parties to the Stockholders Agreement, including certain rights of first refusal is waived in connection with the transactions contemplated by the Transaction Documents.  This summary of the Fifth Amendment does not purport to be complete and is qualified in its entirety by reference to the Fifth Amendment, which is attached hereto as Exhibit 7 and incorporated by reference in its entirety into this Item 6.

Confidentiality Agreement.  Getty Investments executed a letter agreement, dated as of December 17, 2007, as amended by letter agreements, dated as of January 2, 2008, January 24, 2008 and February 24, 2008, with the Issuer pursuant to which Getty Investments agreed to certain confidentiality obligations and other restrictions with respect to a possible transaction (the “Confidentiality Agreement”).  This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which along with subsequent amendments thereto, is attached hereto as Exhibit 8 and incorporated by reference in its entirety into this Item 6.

Item 7.  Material to be Filed as Exhibits

Exhibit 1. Agreement and Plan of Merger, dated as of February 24, 2008, among Abe Investment, L.P., Abe Acquisition Corp. and Getty Images, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on February 26, 2008)

Exhibit 2. Rollover Equity Commitment Letter, dated February 24, 2008, from Getty Investments L.L.C., The October 1993 Trust, Cheyne Walk Trust, Ronald Family Trust B and Mark H. Getty to Abe Investment, L.P.

Exhibit 3. Voting Agreement, dated as of February 24, 2008, among Abe Investment, L.P., Getty Investments L.L.C., The October 1993 Trust, Cheyne Walk Trust, Ronald Family Trust B, Mark H. Getty, and The Options Settlement

Exhibit 4. Interim Investors Agreement, dated as of February 24, 2008, by and among Abe Investment, L.P., Abe Investment Holdings, Inc., Abe Acquisition Corp., Hellman & Friedman Capital Partners VI, L.P., Hellman & Friedman Capital Partners VI (Parallel), L.P., Hellman & Friedman Capital Executives VI, L.P., Hellman & Friedman Capital Associates VI, L.P., Getty Investments L.L.C., Cheyne Walk Trust, Ronald Family Trust B, The October 1993 Trust, Mark H. Getty, and The Options Settlement

Exhibit 5. Waiver and Amendment to the Restated Option Agreement, dated February 24, 2008, by and among Getty Investments L.L.C., Getty Images, Inc., Getty Communications Limited and Abe Investment, L.P.

Exhibit 6. Letter Agreement, dated as of February 24, 2008, between Getty Investments L.L.C. and Getty Images, Inc.

Exhibit 7. Fifth Amendment and Waiver to Stockholders’ Agreement, dated as of February 24, 2008, by and among Getty Images, Inc., Getty Investments L.L.C., Mark H. Getty, Jonathan D. Klein, RBC Trustees (CI) Limited, as Trustee of The October 1993 Trust, and Abacus Trust Company Limited, as Trustee of the JD Klein Family Settlement

Exhibit 8. Letter Agreement, dated as of December 17, 2007, between Getty Investments L.L.C. and Getty Images, Inc., as amended

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GETTY INVESTMENTS L.L.C.

February 27, 2008
Date

/s/ Jan D. Moehl
Signature

Jan D. Moehl/Officer
(Name/Title)